Form 10-K405, Exhibit 13
period 1997-07-31
LTX CORP
filed 1997-10-29
CIK 357020

                                                                    EXHIBIT (13)

SELECTED FINANCIAL INFORMATION
(IN MILLIONS, EXCEPT PER SHARE DATA AND STATISTICS)

            FIVE-YEAR SUMMARY
           YEAR ENDED JULY 31,               1997         1996        1995       1994        1993
------------------------------------------  ------       ------      ------      -----       -----
OPERATING RESULTS
Customer Orders...........................  $193.9        233.6       236.9      197.9       182.1
Order Backlog.............................  $ 65.1         65.5        98.4       71.8        42.2
Sales.....................................  $194.3        266.5       210.3      168.3       172.9
Cost of Sales.............................  $131.8        161.8       136.7      116.9       113.5
Inventory Provision.......................  $  9.3          3.6       --           3.5          --
Engineering and Product Development
  Expenses................................  $ 23.4         22.9        19.8       19.6        19.7
Selling, General and Administrative
  Expenses................................  $ 39.0         46.8        39.0       42.3        42.6
Restructuring Charges.....................  $  6.7           --          --       14.4          --
Income (Loss) from Operations.............  $(15.9)        31.4        14.8      (28.4)       (2.9)
Net Income (Loss).........................  $(15.9)        30.3        10.7      (31.3)       (4.3)
PER SHARE DATA
Fully Diluted Earnings (Loss) per Share...  $(0.45)        0.82        0.36      (1.23)      (0.20)
Weighted Average Shares...................    35.5         36.8        29.8       25.5        21.1
Book Value per Share......................  $ 3.82         4.33        2.23       1.55        2.69
FINANCIAL POSITION
Working Capital...........................  $115.1        137.6        62.2       48.9        55.6
Property and Equipment....................  $ 43.0         37.9        28.4       28.9        28.3
Total Assets..............................  $213.5        235.3       145.9      130.6       138.3
Debt......................................  $ 32.4         36.3        37.1       48.7        31.0
Stockholders' Equity......................  $140.2        155.0        65.4       40.6        66.5
Current Ratio.............................     3.2          3.4         2.2        2.0         2.1
Asset Turnover............................     0.9          1.4         1.5        1.2         1.4
Debt as a % of Total Capitalization.......   %18.8         19.0        36.2       54.5        31.8
OTHER INFORMATION
Additions to Property and Equipment
  (Net)...................................  $ 16.1         20.0        10.2       12.7         7.8
Depreciation and Amortization.............  $ 11.0         10.5         9.7        9.2         9.2
Employees.................................     950        1,032         944        880         930
Sales per Employee (000)..................  $  205          270         230        179         186

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  Fiscal 1997 Compared to Fiscal 1996

     Orders for the Company's products and services totaled $193.9 million in fiscal 1997 as compared to $233.6 million in fiscal 1996. The decline in orders in fiscal 1997 reflected the significant decline in demand for test equipment, which began in the third quarter of fiscal 1996. However, the Company experienced sequential improvement, each quarter, in orders since the fourth quarter of fiscal 1996, as industry conditions gradually improved. With fiscal 1997 shipments at the same level as orders for the year, the Company's backlog of $65.1 million at July 31, 1997 remained essentially unchanged from the prior year-end.

     Net sales were $194.3 million in fiscal 1997 as compared to $266.5 million in fiscal 1996, a decline of 27%. Sales of both the Company's mixed signal and digital test systems were down significantly, while remaining at approximately the same proportion of total sales year-to-year. Geographically, sales to customers outside North America were 67% of total net sales in fiscal 1997 as compared to 64% in fiscal 1996. While sales in all geographic regions were lower year-to-year, the Company experienced a substantial improvement in its orders from Japan in the fourth quarter of fiscal 1997.

     Excluding provisions for inventories, the gross profit margin was 32.1% of net sales in fiscal 1997 as compared to 39.3% of net sales in fiscal 1996. An inventory provision of $9.3 million in the first quarter of fiscal 1997 reduced the gross profit margin by 4.8% of net sales for fiscal 1997. In fiscal 1996, an inventory provision of $3.6 million in the fourth quarter reduced the gross profit margin by 1.4% in fiscal 1996. In fiscal 1997, the gross profit margin was adversely affected by the lower level of sales relative to fixed manufacturing costs and relative to the cost of the Company's applications assistance and customer support organizations. However, as a result of a combination of increasing sales and a reduction in manufacturing costs, the Company's gross profit margin improved each quarter during fiscal 1997.

     In the first quarter of fiscal 1997, the Company redirected its product strategy to focus primarily on functionally complex devices known as "systems-on-a-chip." The Company has undertaken a significant product development program, which makes use of its digital and mixed signal test capabilities, to introduce a new family of products designed to address this emerging market. As a result, the Company restructured its Digital Products Division management team in October 1996 and began emphasizing sales of its Delta/STE mixed technology test system. The Company recorded an inventory provision of $9.3 million in the first quarter for inventories related to non-strategic products and a charge of $6.7 million for canceled non-strategic development projects and related equipment, other costs resulting from the change in product strategy and severance costs related to a workforce reduction. During the first quarter of fiscal 1997, the Company eliminated 180 positions, primarily in its manufacturing operations.

     Engineering and product development expenses were $23.4 million, or 12.0% of net sales, in fiscal 1997 as compared to $22.9 million, or 8.6% of net sales, in fiscal 1996. Engineering expenditures have remained at essentially the same level year-to-year, which reflects the Company's commitment to maintaining its investment in developing products required to fully test "system-on-a-chip" devices. The Company expects to increase its engineering and product development expenses by over 10% in fiscal 1998 over fiscal 1997.

     Selling, general and administrative expenses were $39.0 million, or 20.1% of net sales, in fiscal 1997 as compared to $46.8 million, or 17.5% of net sales, in fiscal 1996. The lower level of expenses is a result of a combination of lower variable selling costs and variable compensation, reduced discretionary spending, as well as a workforce reduction and the required use of vacation during a holiday shutdown, which occurred in the first half of fiscal 1997.

     Interest expense was $2.4 million in fiscal 1997 as compared to $2.5 million in fiscal 1996. The slightly lower interest expense was due to the reduction in long-term debt resulting from sinking fund payments. Interest income was $2.9 million in fiscal 1997 and $2.8 million in fiscal 1996.

     The Company's tax provision in fiscal 1997 was $0.4 million as compared to $1.4 million in fiscal 1996. The fiscal 1997 provision primarily reflects only certain state and foreign provisions.

     In May 1997, to allow the Company to increase sales, marketing and support activities in Japan, the Company increased its ownership in its majority-controlled Japanese subsidiary from 50.5% to 67.0%. The Company's Japanese subsidiary operated at a small loss during fiscal 1997.

     Excluding inventory and product line restructuring charges of $16.0 million in the first quarter of fiscal 1997, the Company had net income of $0.1 million. The loss for the year, including these charges, was $15.9 million, or $0.45 net loss per share. On a quarterly basis, the Company improved its financial performance each quarter during fiscal 1997, beginning with net income of $0.4 million, or $0.01 per share, in the second quarter and ending with net income of $1.8 million, or $0.05 per share, in the fourth quarter.

     Until backlog levels increase substantially, the Company's ability to maintain profitable operations in the near term will continue to depend on obtaining the required level of shippable orders to meet its quarterly sales objectives. The Company's results of operations would be adversely affected if it were to experience lower than anticipated order levels, extended customer delivery requirements or lower than anticipated margins due to changes in product mix.

  Fiscal 1996 Compared to Fiscal 1995

     Orders of $233.6 million for the Company's products and services in fiscal 1996 were slightly lower than the fiscal 1995 level of $236.9 million. The Company experienced strong industry demand during the first half of fiscal 1996. However, industry conditions weakened during the Company's third fiscal quarter, and demand for test equipment fell through the balance of the fiscal year. Primarily as a result of these weak industry conditions, the Company's backlog declined to $65.5 million at July 31, 1996, as compared to $98.4 million at July 31, 1995.

     Net sales were $266.5 million in fiscal 1996 as compared to $210.3 million in fiscal 1995, an increase of 27%. Sales of the Company's mixed signal test systems were 18% higher in fiscal 1996 as compared to fiscal 1995 and sales of digital test systems in fiscal 1996 increased 55% over fiscal 1995. The increase in sales for both product lines in fiscal 1996 was primarily a result of strong semiconductor industry conditions during the first half of fiscal 1996 together with the large backlog of unshipped orders at the beginning of the fiscal year. Sales to customers outside North America represented 64% of total sales in fiscal 1996 as compared to 66% of total sales in fiscal 1995.

     The gross profit margin was 37.9% of net sales in fiscal 1996 as compared to 35.0% of net sales in fiscal 1995. The improvement in the gross profit margin in fiscal 1996 was a result of proportionately lower fixed manufacturing costs on the higher shipment levels, savings from product cost reduction programs and higher average selling prices, particularly on the Synchro Series. These improvements were partially offset by a provision of $3.6 million for excess and obsolete inventories in the fourth quarter of fiscal 1996. This provision was largely a result of obsolete components and parts due to product redesigns associated with the Company's Delta Series test systems.

     Engineering and product development expenses were $22.9 million, or 8.6% of net sales, in fiscal 1996 as compared to $19.8 million, or 9.4% of net sales, in fiscal 1995. The increase in engineering and product development expenses reflected additional resources the Company invested in product development programs relating to its Synchro, Delta and iPTest product lines.

     Selling, general and administrative expenses were $46.8 million, or 17.5% of net sales, in fiscal 1996 as compared to $39.0 million, or 18.5% of net sales, in fiscal 1995. The increase in expenses in fiscal 1996 included the introduction of an employee profit sharing bonus plan and matching of contributions to the Company's 401(k) plan along with higher travel expenses and sales commissions on the higher level of sales.

     Net interest income was $0.3 million in fiscal 1996 as compared to net interest expense of $3.8 million in fiscal 1995. Interest expense of $2.5 million in fiscal 1996 was $1.7 million lower than fiscal 1995 primarily as a result of the conversion of the Company's 131/2 % Convertible Subordinated Debentures into 2,241,000 shares of the Company's common stock in July 1995. In fiscal 1996, the Company generated $2.8 million in interest income, $2.4 million more than in fiscal 1995, primarily as a result of the investment of the $55.8 million in proceeds received in October 1995 from a public offering of the Company's common stock.

     The Company's tax provision in fiscal 1996 was $1.4 million, or 4.4% of pre-tax income. The Company fully used its U.S. federal net operating loss carryforward, and a portion of its U.S. federal tax credit carryforward during fiscal 1996. As a result, the tax provision represents a minimal level of U.S. federal, state and foreign income taxes. In fiscal 1995, the tax provision of $0.4 million represented only certain state and foreign tax liabilities.

     The Company's Japanese subsidiary's results of operations were approximately break-even in fiscal 1996 and 1995. As a result, the minority partner's share of the Company's Japanese subsidiary's results was insignificant.

     The Company had net income of $30.3 million, or $0.82 per share, in fiscal 1996 as compared to $10.7 million, or $0.36 per share, in fiscal 1995. The 183% increase in net income year-to-year was largely a result of the combination of higher sales levels, an improvement in the gross profit margin as a percentage of net sales, the reduction in operating expenses as a percentage of net sales and added interest income.

  Liquidity and Capital Resources

     Cash and short-term investments were $67.8 million at July 31, 1997 as compared to $76.0 million at July 31, 1996. The decrease in cash and short-term investments of $8.2 million was a result of $10.2 million of net cash provided by operating activities, $16.1 million of net cash used for property and equipment additions and $2.0 million of net cash used in financing activities.

     The Company had positive net cash flow of $10.2 million from operating activities in fiscal 1997. The reduction in accounts receivable of $4.8 million reflects the lower level of sales in fiscal 1997 as compared to fiscal 1996. Inventories declined $11.5 million in fiscal 1997, largely as a result of the inventory provision in the first quarter of fiscal 1997 of $9.3 million. Accounts payable declined $4.5 million as a result of the reduction in inventory purchases required to support the lower level of sales in fiscal 1997. Accrued expenses and restructuring costs increased $3.0 million during fiscal 1997 as a result of the provision for product line restructuring in the first quarter of $6.7 million. At July 31, 1997, the Company had $2.2 million remaining in its restructuring provision to cover the future costs resulting from its change in product strategy.

     Property and equipment additions of $16.1 million during fiscal 1997 were mostly for product development and customer support activities. In addition, the Company purchased, and is in the process of installing, a new management information system. Non-cash depreciation charges were $11.0 million in fiscal 1997. The Company expects that expenditures for property and equipment will be lower in fiscal 1998 than the level of expenditures in fiscal 1997.

     The Company's Japanese subsidiary had bank borrowings of $6.5 million at July 31, 1997 as compared to $8.3 million at July 31, 1996. During fiscal 1997, the Company's long-term subordinated note was reduced by $4.0 million as a result of regularly scheduled payments.

     In June 1997, the Company obtained a $25.0 million domestic credit facility. The facility includes a $20.0 million working capital line and a $5.0 million equipment lease line. At July 31, 1997, there were no borrowings outstanding under the working capital line and $1.8 million in operating equipment leases had been originated under the equipment lease line.

     The Company purchased 0.7 million shares of its common stock, for $3.4 million, in the first half of fiscal 1997 under its previously announced stock repurchase program.

     In July 1997, Ando Electric Co., Ltd. purchased 1.0 million shares of common stock, for $2.3 million, pursuant to the exercise of the remaining shares under a warrant previously issued by the Company.

     Management believes that the Company has sufficient cash resources to meet its fiscal 1998 cash requirements. These resources include cash balances of $67.8 million at July 31, 1997, together with the borrowing availability under its domestic working capital and equipment lease line and future cash flows from operations.

BUSINESS RISKS

     The Company in this report makes, and may from time to time elsewhere make, disclosures which contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such disclosures in this report include, without limitation, statements regarding the development, introduction, acceptance, and market for Fusion, the Company's belief, under "Results of Operations-Fiscal 1997 Compared to Fiscal 1996," as to anticipated increases in engineering and product development expenses and the Company's belief, under "Liquidity And Capital Resources," as to the adequacy of its cash resources and the level of expenditures for property and equipment. Such forward-looking statements involve risks and uncertainties including, but not limited to, the following important factors that could cause actual results to differ materially from those in the forward-looking statement:

  Fluctuations in Sales and Operating Results

     Given the relatively large selling prices of the Company's test systems, sales of a limited number of test systems account for a substantial portion of sales in any particular fiscal quarter and a small number of transactions could therefore have a significant impact on sales and gross margins for that fiscal quarter. The Company's sales and operating results have fluctuated and could in the future fluctuate significantly from period to period, including from one quarterly period to another, due to a combination of factors, including the cyclical demand of the semiconductor industry, order cancellations or rescheduling by customers, the large selling prices of the Company's test systems (which typically result in a long selling process), competitive pricing pressures and the mix between and configuration of test systems sold in a particular period. The impact of these and other factors on the Company's sales and operating results in any future period cannot be forecast with accuracy. In addition, the need for continued investment in research and development, for capital equipment requirements and for extensive worldwide customer support capability results in significant fixed costs which would be difficult to reduce in the event that the Company does not meet its sales objectives.

  Importance of New Product Introductions

     The semiconductor test equipment (STE) market is subject to rapid technological change and new product introductions, as well as advancing industry standards. The development of increasingly complex semiconductors and the utilization of semiconductors in a broader spectrum of products has driven the need for more advanced test systems to test such devices at an acceptable cost. The Company's ability to remain competitive in the mixed signal and system-on-a-chip integrated circuit (IC) and discrete component markets will depend upon its ability to successfully enhance existing test systems, develop new generations of test systems, such as its new Fusion platform, and to introduce these new products on a timely and cost-effective basis. The Company also has to manufacture its products in volume at a competitive price and on a timely basis to enable customers to integrate them into their operations as they begin to produce their next generation of semiconductors. The Company's failure to have a competitive test system available when required by a semiconductor manufacturer would make it substantially more difficult for the Company to sell test systems to that manufacturer for a number of years. The Company has in the past experienced delays in introducing certain of its products and enhancements, and there can be no assurance that it will not encounter technical or other difficulties that could in the future delay the introduction of new products or enhancements. If new products have reliability or functionality problems, then reduced, canceled or rescheduled orders, higher manufacturing costs, delays in collecting accounts receivable and additional warranty expense may result, which could reduce gross margins on new product sales and otherwise materially affect the Company's business and results of operations. The Company's Fusion product is subject to the risks associated with new product introductions, including the risk that delays in development, reliability or functionality problems could increase expenses and reduce gross margins on new product sales. Furthermore, announcements by the Company or its competitors of new products could cause customers to defer or forego purchases of the Company's existing products, which would also adversely affect the Company's business and results of operations. There can be no assurance that the Company will be successful in the introduction and volume manufacture of its new products, that such introduction will coincide with the development by semiconductor manufacturers of their next generation semiconductors or that such products will satisfy customer needs or achieve market acceptance. The failure to do so could materially adversely affect the Company's business and results of operations.

  Cyclicality of Semiconductor Industry

     The Company's business is largely dependent upon the capital expenditures of semiconductor manufacturers. The semiconductor industry is highly cyclical and has historically experienced recurring periods of oversupply, which often have had a severely detrimental effect on such industry's demand for test equipment and could cause cancellations, rescheduling or reductions of customer orders. No assurance can be given that the Company's business and results of operations will not be materially adversely affected if the current downturn continues for a prolonged period or if downturns or changes in any particular market segments of the semiconductor industry occur in the future, especially if all of the market segments in which the Company participates experience downturns at the same time.

  Highly Competitive Industry

     The STE industry is highly competitive in all areas of the world. Most of the Company's major competitors have substantially greater financial resources and some have more extensive engineering, manufacturing, marketing and customer support capabilities than the Company. The Company expects its competitors to continue to improve the performance of their current products and to introduce new products with improved price and performance characteristics. The Company principally competes on the basis of performance, cost of test, reliability, customer service, applications support, price and ability to deliver its products on a timely basis. New product introductions by the Company's competitors could cause a decline in sales or loss of market acceptance of the Company's existing products and could prevent the successful introduction of the Company's new products. In addition, increased competitive pressure could lead to intensified price-based competition, resulting in lower prices and adversely affecting the Company's business and results of operations. The Company believes that to remain competitive it will require significant financial resources for investment in new product development and for the maintenance of customer support centers worldwide. There can be no assurance that the Company will be able to compete successfully in the future.

  Customer Concentration

     The loss of a major customer or reduction in, or rescheduling or cancellation of, orders by major customers, including reductions, cancellations or rescheduling due to market or competitive conditions in the semiconductor industry, has had in the past and could have in the future an adverse effect on the Company's business and results of operations. In addition, the Company's ability to increase its sales will depend in part upon its ability to obtain orders from new customers. The loss of one or more of its top ten customers could have a material adverse effect on the Company's business and results of operations.

  Dependence upon Key Personnel

     The Company's success is dependent upon certain key management and technical personnel. There is intense competition for a limited number of qualified employees among companies in the semiconductor test equipment industry, and the loss of certain of the Company's employees or an inability to attract and motivate highly skilled employees could adversely affect its business.

  Dependence upon Key Suppliers

     Most of the components for the Company's products are available from a number of different suppliers; however, certain components are purchased from a single supplier. Any disruption or termination of supply of components, particularly single source components, could have an adverse effect on the Company's business and results of operations.

  Acquisitions

     The Company from time to time may acquire technologies, product lines or businesses that are complementary to those of the Company. Although the Company believes that integration of acquired technologies, product lines and businesses will result in long-term growth and profitability, there can be no assurance that the Company will be able to successfully negotiate, finance or integrate such acquired technologies, product lines or businesses. Furthermore, the integration of an acquired company or business may cause a diversion of management time and resources. There can be no assurance that a given acquisition, if consummated, would not materially adversely affect the Company.

  Proprietary Rights

     The Company's future success depends in part upon its proprietary technology. Although the Company attempts to protect its proprietary technology through a combination of contract provisions, trade secrets, copyrights and patents, it believes that its future success depends more upon its engineering, manufacturing, marketing and service skills. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or the independent development by others of similar technology. Although there are no pending actions against the Company regarding any patents, no assurance can be given that infringement claims by third parties will not have a material adverse effect on the Company's business and results of operations.

                                LTX CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    YEAR ENDED JULY 31,
                                                             ----------------------------------
                                                               1997         1996         1995
                                                             --------     --------     --------
Net sales..................................................  $194,343     $266,476     $210,319
Cost of sales..............................................   131,870      161,794      136,748
Inventory provision........................................     9,250        3,600           --
                                                             --------     --------     --------
     Gross profit..........................................    53,223      101,082       73,571
Engineering and product development expenses...............    23,350       22,927       19,778
Selling, general and administrative expenses...............    39,049       46,787       38,953
Restructuring charges......................................     6,750           --           --
                                                             --------     --------     --------
     Income (loss) from operations.........................   (15,926)      31,368       14,840
Other income (expense):
     Interest expense......................................    (2,443)      (2,529)      (4,254)
     Interest income.......................................     2,876        2,826          480
                                                             --------     --------     --------
          Income (loss) before income taxes................   (15,493)      31,665       11,066
Provision for income taxes.................................       416        1,395          372
                                                             --------     --------     --------
          Net income (loss)................................  $(15,909)    $ 30,270     $ 10,694
                                                             ========     ========     ========
Net income (loss) per share:
     Primary...............................................  $  (0.45)    $   0.82     $   0.37
     Fully diluted.........................................  $  (0.45)    $   0.82     $   0.36
Weighted average shares:
     Primary...............................................    35,482       36,716       28,805
     Fully diluted.........................................    35,482       36,755       29,787

  The accompanying notes are an integral part of these consolidated financial statements.

                                LTX CORPORATION

                           CONSOLIDATED BALANCE SHEET
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                              AT JULY 31,
                                                                         ---------------------
                                                                           1997         1996
                                                                         --------     --------
                                            ASSETS
Current assets:
     Cash and equivalents..............................................  $ 67,800     $ 66,069
     Short-term investments............................................        --        9,941
     Accounts receivable, less allowances of $1,100 and $900...........    40,845       46,201
     Inventories.......................................................    54,947       66,496
Other current assets...................................................     4,016        5,239
                                                                         --------     --------
          Total current assets.........................................   167,608      193,946
                                                                         --------     --------
     Property and equipment, net.......................................    42,958       37,880
     Other assets......................................................     2,980        3,493
                                                                         --------     --------
                                                                         $213,546     $235,319
                                                                         ========     ========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Notes payable.....................................................  $  6,471     $  8,252
     Current portion of long-term liabilities..........................     5,043        4,143
     Accounts payable..................................................    23,887       28,451
     Accrued compensation..............................................     2,921        4,667
     Unearned service revenues and customer advances...................     5,156        6,429
     Other accrued expenses............................................     9,012        4,385
                                                                         --------     --------
          Total current liabilities....................................    52,490       56,327
                                                                         --------     --------
Long-term liabilities, less current portion............................    13,550       16,645
Convertible subordinated debentures....................................     7,308        7,308
Stockholders' equity:
     Common stock, $0.05 par value:
       100,000,000 shares authorized; 37,624,668 and 35,995,796 shares
        issued.........................................................     1,881        1,800
     Additional paid-in capital........................................   195,798      191,455
     Accumulated deficit...............................................   (53,120)     (37,211)
     Less - treasury stock (947,500 and 200,000 shares), at cost.......    (4,361)      (1,005)
                                                                         --------     --------
          Total stockholders' equity...................................   140,198      155,039
                                                                         --------     --------
                                                                         $213,546     $235,319
                                                                         ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                LTX CORPORATION

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                       COMMON STOCK
                                   --------------------   ADDITIONAL                                TOTAL
                                   OUTSTANDING             PAID-IN     ACCUMULATED   TREASURY   STOCKHOLDERS'
                                     SHARES      AMOUNT    CAPITAL       DEFICIT      STOCK        EQUITY
                                   -----------   ------   ----------   -----------   --------   -------------
BALANCE AT JULY 31, 1994.........   26,223,942   $1,311     $117,457     $(78,175)    $ --         $ 40,593
Conversion of 13 1/2% Convertible
  Subordinated Debentures due
  2011...........................    2,240,581      112       11,943                                 12,055
Exercise of stock options........      504,595       25          965                                    990
Issuance of shares under
  employees' stock purchase
  plan...........................      299,708       15        1,060                                  1,075
Net income.......................                                          10,694                    10,694
                                    ----------   ------     --------     --------     -------      --------
BALANCE AT JULY 31, 1995.........   29,268,826    1,463      131,425      (67,481)      --           65,407
Exercise of stock options........      228,842       12          954                                    966
Exercise of stock warrant........    1,000,000       50        2,260                                  2,310
Issuance of shares under
  employees' stock purchase
  plan...........................      248,128       12        1,282                                  1,294
Sale of common stock.............    5,250,000      263       55,534                                 55,797
Purchase of treasury stock.......     (200,000)                                        (1,005)       (1,005)
Net income.......................                                          30,270                    30,270
                                    ----------   ------     --------     --------     -------      --------
BALANCE AT JULY 31, 1996.........   35,795,796    1,800      191,455      (37,211)     (1,005)      155,039
Exercise of stock options........      333,955       16          764                                    780
Exercise of stock warrant........    1,000,000       50        2,260                                  2,310
Issuance of shares under
  employees' stock purchase
  plan...........................      294,917       15        1,319                                  1,334
Purchase of treasury stock.......     (747,500)                                        (3,356)       (3,356)
Net loss.........................                                         (15,909)                  (15,909)
                                    ----------   ------     --------     --------     -------      --------
BALANCE AT JULY 31, 1997.........   36,677,168   $1,881     $195,798     $(53,120)    $(4,361)     $140,198
                                    ==========   ======     ========     ========     =======      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                LTX CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                       YEAR ENDED JULY 31
                                                                 ------------------------------
                                                                   1997       1996       1995
                                                                 --------   --------   --------
Cash Flows from Operating Activities:
  Net income (loss)............................................. $(15,909)  $ 30,270   $ 10,694
     Add (deduct) non-cash items:
       Depreciation and amortization............................   11,038     10,533      9,701
       Original issue discount amortization.....................       --         --        263
       Translation (gain) loss..................................     (100)      (562)       178
  (Increase) decrease in:
       Accounts receivable......................................    4,762    (14,319)       990
       Inventories..............................................   11,549    (19,395)    (4,429)
       Other current assets.....................................    1,191       (310)      (980)
       Other assets.............................................      530        415        382
  Increase (decrease) in:
       Accounts payable.........................................   (4,533)     6,946      6,033
       Accrued expenses, compensation and restructuring
          charges...............................................    2,985     (5,177)    (6,626)
       Unearned service revenues and customer advances..........   (1,273)      (728)     3,290
                                                                 --------   --------   --------
     Net cash provided by operating activities..................   10,240      7,673     19,496
                                                                 --------   --------   --------
Cash Flows from Investing Activities:
     Purchases of held-to-maturity securities, net..............       --     (9,941)        --
     Maturities of held-to-maturity securities, net.............    9,941         --         --
     Expenditures for property and equipment....................  (16,116)   (20,006)   (10,222)
                                                                 --------   --------   --------
     Net cash used in investing activities......................   (6,175)   (29,947)   (10,222)
                                                                 --------   --------   --------
Cash Flows from Financing Activities:
  Proceeds from stock plans:
     Employees' stock purchase plan.............................    1,334      1,294      1,075
     Exercise of stock options..................................      780        538        990
  Sale of common stock                                                 --     55,797         --
  Exercise of stock warrant.....................................    2,310      2,310         --
  Purchase of treasury stock....................................   (3,356)    (1,005)        --
  Increase (decrease) in notes payable..........................     (993)     1,250      1,187
  Proceeds from lease financing.................................    2,975         --         --
  Payments of long-term debt....................................   (5,090)      (486)      (627)
  Costs of debenture conversion.................................       --         --       (367)
                                                                 --------   --------   --------
     Net cash provided by (used in) financing activities........   (2,040)    59,698      2,258
                                                                 --------   --------   --------
Effect of exchange rate changes on cash.........................     (294)      (538)       425
     Net increase in cash and equivalents.......................    1,731     36,886     11,957
Cash and equivalents at beginning of year.......................   66,069     29,183     17,226
                                                                 --------   --------   --------
Cash and equivalents at end of year............................. $ 67,800   $ 66,069   $ 29,183
                                                                 ========   ========   ========
Supplemental Disclosures of Cash Flow Information:
  Cash paid during the year for:
     Interest................................................... $  2,451   $  2,529   $  4,872
     Income taxes...............................................      725      1,953        364
Supplemental Disclosure of Non-Cash Financing Activities:
  Conversion of convertible subordinated debentures to common
     stock (see Note 5).........................................       --         --   $ 12,415

  The accompanying notes are an integral part of these consolidated financial statements.

                                LTX CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  THE COMPANY

     LTX Corporation (the Company) designs, manufactures, and markets automatic test equipment for the semiconductor industry that is used to test digital, linear, and mixed signal (a combination of digital and linear) integrated circuits (ICs) and discrete semiconductor components. The Company is headquartered in Westwood, Massachusetts, has development and manufacturing facilities in Westwood, Massachusetts, and San Jose, California, and worldwide sales and service facilities to support its customer base.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its wholly owned domestic subsidiaries and wholly owned and majority-owned foreign subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

  Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Operating results in the future could vary from the amounts derived from management's estimates and assumptions.

  Foreign Currency Translation

     The financial statements of the Company's foreign subsidiaries are translated in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." The Company's functional currency is the U.S. dollar. Accordingly, the Company's foreign subsidiaries translate monetary assets and liabilities at year-end exchange rates while non-monetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year, except for sales, cost of sales and depreciation, which are primarily translated at historical rates. Net realized and unrealized gains and losses resulting from foreign currency remeasurement and transaction gains and losses, which have not been significant in the past three fiscal years, are included in the results of operations.

  Revenue Recognition

     Revenue from product sales and related warranty costs are recognized at the time of shipment. Service revenues are recognized over the applicable contractual periods or as services are performed. Revenues from engineering contracts are recognized over the contract period on a percentage of completion basis.

  Engineering and Product Development Costs

     The Company expenses all engineering, research and development costs as incurred. Expenses subject to capitalization in accordance with the Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software To Be Sold, Leased or Otherwise Marketed," relating to certain software development costs, were insignificant.

  Income Taxes

     Deferred income taxes are recorded for temporary differences between the financial reporting and tax basis of assets and liabilities. Research and development tax credits are recognized for financial reporting purposes to the extent they can be used to reduce the tax provision. The Company has not provided for federal income taxes on the cumulative undistributed earnings of its foreign subsidiaries, which were not significant, in

                                LTX CORPORATION
the past since it reinvested those earnings. At July 31, 1997, most of the Company's foreign subsidiaries had accumulated deficits.

  Net Income (Loss) per Share

     Primary and fully diluted net income per share are based on the weighted average number of shares of common stock and common stock equivalents (shares issuable under stock option plans and warrants) outstanding. None of the Company's convertible subordinated debentures are common stock equivalents. Net loss per share is based on the weighted average number of shares of common stock outstanding only, as the inclusion of common stock equivalents would be anti-dilutive.

  Financial Instruments

     Cash and Short-Term Investments

     The Company considers all highly liquid investments that are readily convertible to cash and that have original maturity dates of three months or less to be cash equivalents. Cash equivalents consist primarily of repurchase agreements and commercial paper. Effective August 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115). In accordance with FAS 115, investments in debt securities are classified as trading, available-for-sale or held-to-maturity. Investments are classified as held-to-maturity when the Company has the positive intent and ability to hold those securities to maturity. Held-to-maturity securities are stated at amortized cost with premiums and discounts amortized to interest income over the life of the investment.

     The Company has no short-term investments as of July 31, 1997. The fair market value of cash equivalents and short-term investments is substantially equal to the amortized cost, due to the short period of time to maturity, which is less than one year.

     Fair Value

     Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," which was adopted by the Company effective August 1, 1995, requires that disclosure be made of estimates of the fair value of financial instruments. The fair value of the Company's notes payable and long-term liabilities is estimated based on quoted market prices for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities. At July 31, 1997 and 1996, the carrying value of $6,471,000 and $8,252,000, respectively, for notes payable and $18,593,000 and $20,788,000, respectively, for long-term liabilities, including current portion, approximates fair value. At July 31, 1997 and 1996, the Company's 7 1/4% Convertible Subordinated Debentures due 2011 had a carrying value of $7,308,000 and the estimated fair value was approximately $6,200,000 and $5,800,000, respectively. For all other balance sheet financial instruments, the carrying amount approximates fair value.

     Concentration of Credit Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investments in cash equivalents, short-term investments and trade receivables. The Company places its investments with high-quality financial institutions, limits the amount of credit exposure to any one institution and has established investment guidelines relative to diversification and maturities designed to maintain safety and liquidity. The Company's trade receivables result primarily from sales to semiconductor manufacturers located in North America, Japan, the Pacific Rim and Europe. Receivables are from major corporations or are supported by letters of credit. The Company maintains reserves for potential credit losses and such losses have been immaterial.

                                LTX CORPORATION

     Inventories

     Inventories are stated at the lower of cost or market, cost being determined on the first-in, first-out method, and include materials, labor and manufacturing overhead. Inventories consist of the following:

                                                                  AT JULY 31,
                                                           --------------------------
                                                              1997           1996
                                                           -----------    -----------
          Raw materials..................................  $14,482,000    $17,752,000
          Work-in-process................................   24,409,000     34,261,000
          Finished goods.................................   16,056,000     14,483,000
                                                           -----------    -----------
                                                           $54,947,000    $66,496,000
                                                           ===========    ===========

     Property and Equipment

     Property and equipment is recorded at cost. The Company provides for depreciation and amortization on the straight-line method. Charges are made to operating expenses in amounts that are sufficient to amortize the cost of the assets over their estimated useful lives. Property and equipment are summarized as follows:

                                                        AT JULY 31,                 DEPRECIABLE
                                               -----------------------------          LIFE IN
                                                   1997             1996               YEARS
                                               -------------    ------------    --------------------
Machinery and equipment......................   $ 95,755,000     $84,854,000            3-5
Office furniture and equipment...............      9,040,000       5,779,000            3-7
Leasehold improvements.......................      8,133,000       7,736,000    10 or term of lease
                                                ------------     -----------
                                                 112,928,000      98,369,000
Less: accumulated depreciation and
  amortization                                   (69,970,000)    (60,489,000)
                                                ------------     -----------
                                                $ 42,958,000     $37,880,000
                                                ============     ===========

     Recent Accounting Pronouncements

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS 128), which is effective for periods ending after December 15, 1997. FAS 128 requires the presentation of basic earnings per share (EPS) and diluted EPS. Basic EPS replaces the primary EPS calculation required under APB Opinion No. 15. Basic EPS excludes dilution and is calculated using the weighted average of common shares outstanding for the period. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15. The pro forma effect of this accounting change on the July 31, 1997 and July 31, 1996 previously reported EPS data is as follows:

                                                                 PER SHARE AMOUNTS
                                                                 YEAR ENDED JULY 31,
                                                                 -------------------
                                                                    1997       1996
                                                                   ------     ------
          Primary EPS as reported................................  $(0.45)    $ 0.82
          Effect of FAS 128......................................    --         0.07
                                                                   ------     ------
          Basic EPS..............................................  $(0.45)    $ 0.89
                                                                   ------     ------
          Fully diluted EPS as reported..........................  $(0.45)    $ 0.82
          Effect of FAS 128......................................    --         --
                                                                   ------     ------
          Diluted EPS............................................  $(0.45)    $ 0.82
                                                                   ======     ======

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS
130). The statement is effective for fiscal 1999 and requires comprehensive income to be reported with the same prominence as other financial

                                LTX CORPORATION
statements. Comprehensive income would include any unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments and minimum pension liability adjustments.

     In June 1997, the Financial Accounting Standards Board also issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" (FAS 131). The statement is effective for fiscal 1999. FAS 131 changes the definition and reporting of segments and requires disclosure by operating segment of information such as profit and loss, assets and capital expenditures, major customers and types of products from which revenues are derived.

3.  NOTES PAYABLE

     The Company's Japanese subsidiary had borrowings outstanding of $6,471,000 at July 31, 1997 under demand bank lines of credit. Borrowings of $5,462,000, at the local prime rate plus 1/4%, are guaranteed by the Company's minority partner in Japan, and borrowings of $1,009,000, at the local prime plus 3/4%, under a $1,681,000 demand bank line, are guaranteed by the Company. At July 31, 1996, the Company's Japanese subsidiary had borrowings outstanding of $8,252,000 under demand bank lines of credit.

     In June 1997, the Company expanded its line of credit with its domestic banks. The new agreement is comprised of a $20,000,000 unsecured working capital line and a $5,000,000 equipment lease line. The working capital line matures in July 1998 and borrowings are at the agent bank's prime rate. Borrowings under the equipment lease line are available through July 1998 and are secured by the leased equipment, with repayments scheduled over a maximum three-year period. Borrowings availability under the working capital line are on a formula basis. The working capital line has financial covenants that largely relate to results of operations and minimum levels of liquidity. At July 31, 1997, there were no borrowings outstanding under the working capital line, and $1,767,000 in operating leases had been originated under the equipment lease line.

4.  LONG-TERM LIABILITIES

     Long-term liabilities consist of the following:

                                                                  AT JULY 31,
                                                          ---------------------------
                                                             1997            1996
                                                          -----------     -----------
          Subordinated note payable with interest at
            8%..........................................  $16,000,000     $20,000,000
          Lease purchase obligations at various interest
            rates, net of deferred interest.............    2,593,000         788,000
                                                          -----------     -----------
                                                           18,593,000      20,788,000
          Less: current portion.........................   (5,043,000)     (4,143,000)
                                                          -----------     -----------
                                                          $13,550,000     $16,645,000
                                                          ===========     ===========

     The subordinated note payable bears interest at 8%, which is payable semi-annually and has semi-annual principal payments of $2,000,000, which began in January 1997. The note is secured by the Company's inventories and capital equipment and is subordinated in right of payment to senior indebtedness of the Company. In connection with this note, the Company issued a warrant to purchase up to 2,000,000 shares of common stock during the term of the note (see Note 7).

5.  CONVERTIBLE SUBORDINATED DEBENTURES

     On April 25, 1986, the Company issued and sold at par $35,000,000 of 7 1/4% Convertible Subordinated Debentures due 2011. A total of $7,308,000 of the original issue of $35,000,000 remained outstanding at July 31, 1997 and 1996. The debentures are subordinated in right of payment to senior indebtedness and are convertible by the holders into common stock at $18.00 per share at any time prior to redemption or maturity. The debentures are redeemable at the Company's option at any time, in whole or in part, at 100% of the

                                LTX CORPORATION
principal amount. No sinking fund payments are required before the maturity date of the debentures in 2011. Interest is payable semi-annually on April 15 and October 15.

     In July 1995, the Company's 131/2% Convertible Subordinated Debentures due 2011 were converted into 2,240,581 shares of common stock. The outstanding principal amount of $15,693,000 of Debentures was converted at the conversion price of $7.00 per share. On the conversion date, the Debentures had a book value of $13,149,000, which included the remaining unamortized original issue discount of $2,544,000.

6.  INCOME TAXES

     At July 31, 1997, the Company had, for tax purposes, $1,959,000 of federal tax credits available for carryforward, which expire in fiscal years 2000 through 2004. The components of the provision for income taxes consist of the following:

                                                                   YEAR ENDED JULY 31,
                                                         ---------------------------------------
                                                            1997            1996          1995
                                                         -----------     ----------     --------
Currently payable:
     Federal...........................................  $ 1,000,000     $  600,000     $     --
     State.............................................      200,000        195,000       50,000
     Foreign...........................................      216,000        600,000      322,000
                                                         -----------     ----------     --------
Total current..........................................  $ 1,416,000     $1,395,000     $372,000
                                                         ===========     ==========     ========
Deferred:
     Federal...........................................  $(1,000,000)    $       --     $     --
     State.............................................           --             --           --
     Foreign...........................................           --             --           --
                                                         -----------     ----------     --------
Total deferred.........................................  $(1,000,000)    $       --     $     --
                                                         -----------     ----------     --------
Total tax provision....................................  $   416,000     $1,395,000     $372,000
                                                         ===========     ==========     ========

     Reconciliations of the U.S. federal statutory rate to the Company's effective tax rate are as follows:

                                                                 YEAR ENDED JULY 31,
                                                              -------------------------
                                                              1997      1996      1995
                                                              -----     -----     -----
        U.S. federal statutory rate.........................  (35.0)%    35.0%     35.0%
        State income taxes, net of federal income tax
          effect............................................    0.8       0.4       0.3
        Foreign income taxes................................     --      (1.4)     (2.0)
        Change in valuation allowance.......................   17.9      (3.0)    (29.9)
        Foreign operating losses not benefited..............   17.4        --        --
        Tax credits.........................................   (2.1)     (4.2)       --
        Benefit of net operating loss carryforward..........     --     (18.6)       --
        Other, net..........................................    3.7      (3.8)       --
                                                              -----     -----     -----
        Effective tax rate..................................    2.7%      4.4%      3.4%
                                                              =====     =====     =====

                                LTX CORPORATION

     The temporary differences and carryforwards that created the deferred tax assets and liabilities as of July 31, 1997 and July 31, 1996 are as follows:

                                                                   AT JULY 31,
                                                           ----------------------------
                                                               1997            1996
                                                           ------------     -----------
        Deferred tax assets:
        Tax credits......................................  $  1,959,000     $ 2,244,000
        Inventory valuation reserves.....................     3,680,000       3,634,000
        Restructuring charges............................     4,604,000         419,000
        Spares amortization..............................     3,936,000       3,419,000
        Unearned service revenues........................     1,168,000       2,005,000
        Other............................................     1,776,000         936,000
                                                           ------------     -----------
             Total deferred tax assets...................    17,123,000      12,657,000
        Valuation allowance..............................   (13,367,000)     (9,181,000)
                                                           ------------     -----------
             Net deferred tax assets.....................  $  3,756,000     $ 3,476,000
                                                           ============     ===========
        Deferred tax liabilities:
        Depreciation.....................................  $   (632,000)    $  (690,000)
        Other............................................      (924,000)       (286,000)
                                                           ------------     -----------
             Total deferred tax liabilities..............  $ (1,556,000)    $  (976,000)
                                                           ============     ===========
             Net deferred taxes recorded.................  $  2,200,000     $ 2,500,000
                                                           ============     ===========

     The valuation allowance relates to uncertainty surrounding the realization of the deferred tax assets.

7.  STOCKHOLDERS' EQUITY

  Stock Repurchase Program

     In June 1996, the Board of Directors authorized a stock repurchase program under which the Company could acquire up to 3,500,000 shares of its common stock over a 12-month period. In fiscal 1997, the Company purchased 747,500 shares, to be held in treasury, at a cost of $3,356,000 under this program. In fiscal 1996, the Company purchased 200,000 shares at a cost of $1,005,000.

  Warrants

     In July 1994, in connection with the issuance of a subordinated note, the Company issued a warrant to purchase up to 2,000,000 shares of common stock at the then fair market value of $2.31 per share during the term of the note (see
Note 4). In June 1996, 1,000,000 shares of common stock were exercised under this warrant. In July 1997, the remaining 1,000,000 shares under this warrant were exercised.

  Rights Agreement

     The Board of Directors of the Company adopted a Rights Agreement, dated as of May 11, 1989, between the Company and The First National Bank of Boston, as rights agent, and in connection therewith, distributed one common share purchase right for each outstanding share of common stock. The rights will become exercisable only if a person or group acquires 20% or more of the Company's common stock or announces a tender offer that would result in ownership of 30% or more of the common stock. Initially, each right will entitle a stockholder to buy one share of common stock of the Company at a purchase price of $30.00 per share, subject to significant adjustment depending on the occurrence thereafter of certain events. Before any person or group has acquired 20% or more of the common stock of the Company, the rights are redeemable by the Board of Directors at $0.01 per right. The rights will expire on May 11, 1999 unless redeemed by the Company prior to that date.

                                LTX CORPORATION

8.  EMPLOYEE BENEFIT PLANS

  Stock Option Plans

     The Company has two stock option plans: the 1990 Stock Option Plan (1990
Plan) and the 1995 LTX (Europe) Ltd. Approved Stock Option Plan (U.K. Plan).

     The 1990 Plan and the U.K. Plan provide for the granting of options to employees to purchase shares of common stock at not less than 100% of the fair market value on the date of grant. The 1990 Plan also provides for the granting of options to an employee, director or consultant of the Company or its subsidiaries to purchase shares of common stock at prices to be determined by the Board of Directors. Compensation expense relating to shares granted under this plan at less than fair market value has been charged to operations over the applicable vesting period. Options under both plans are exercisable over vesting periods, which are typically three years beginning one year from the date of grant. In December 1995, the stockholders of the Company approved an increase to the number of shares of common stock that may be granted under the 1990 Plan, through October 2000, from 2,700,000 shares to 3,700,000 shares. At July 31, 1997, 588,846 shares were subject to future grant under the 1990 Plan and 48,000 shares were subject to future grant under the U.K. Plan.

  Compensation Expense

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123), which is effective for the Company's fiscal year ended July 31, 1997. FAS 123 requires employee stock-based compensation to be either recorded or disclosed at its fair value. As permitted by FAS 123, the Company has elected to continue to account for employee stock-based compensation under Accounting Principles Board Opinion No. 25. Had compensation costs for awards in fiscal 1997 and 1996 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under FAS 123, the effect on the Company's net income (loss) and net income (loss) per share would have been as follows:

                                                                YEAR ENDED JULY 31,
                                                               ---------------------
                                                                 1997         1996
                                                               --------     --------
          Net income (loss):
               As reported...................................  $(15,909)    $ 30,270
               Pro forma.....................................  $(17,535)    $ 29,985
          Net income (loss) per share:
            Primary
               As reported...................................  $  (0.45)    $   0.82
               Pro forma.....................................  $  (0.49)    $   0.82
            Fully Diluted
               As reported...................................  $  (0.45)    $   0.82
               Pro forma.....................................  $  (0.49)    $   0.82

     Since the method prescribed by FAS 123 has not been applied to options granted prior to August 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.

                                LTX CORPORATION

     The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                                 YEAR ENDED JULY 31,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
          Volatility........................................          83%            83%
          Risk-free interest rate...........................       5.875%         5.875%
          Expected life of options..........................   5.02 years     5.02 years

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     Stock Option Activity

     The following table summarizes stock option activity for the three years ended July 31, 1997:

                                                              YEAR ENDED JULY 31,
                                       ------------------------------------------------------------------
                                              1997                 1996                    1995
                                       -------------------  -------------------  ------------------------
                                                  WEIGHTED             WEIGHTED
                                                  AVERAGE              AVERAGE                RANGE OF
                                       NUMBER OF  EXERCISE  NUMBER OF  EXERCISE  NUMBER OF  OPTION PRICES
                                        SHARES     PRICE     SHARES     PRICE     SHARES      PER SHARE
                                       ---------  --------  ---------  --------  ---------  -------------
Options outstanding, beginning of
  year................................ 2,025,227   $ 3.35   2,034,069   $ 2.77   2,183,339   $ 0.05-$6.88
     Granted.......................... 1,753,750   $ 4.82     225,500   $ 8.58     391,000   $ 1.00-$5.56
     Exercised........................  (333,955)  $ 2.51    (228,842)  $ 2.24    (504,595)  $ 0.05-$3.75
     Forfeited........................  (184,739)  $ 7.15      (5,500)  $11.86     (35,675)  $ 1.88-$4.13
Options outstanding, end of year...... 3,260,283   $ 3.94   2,025,227   $ 3.35   2,034,069   $ 0.05-$6.88
Options exercisable................... 1,707,496   $ 2.88   1,469,082   $ 2.52   1,135,014   $ 0.05-$6.88
Options available for grant...........   636,846            2,205,857            1,425,857
Weighted average fair value of options
  granted during year.................             $ 3.38               $ 8.42

     As of July 31, 1997, the status of the Company's outstanding and exercisable options is as follows:

                                        OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                                   -----------------------------     ------------------------
                                       WEIGHTED         WEIGHTED                     WEIGHTED
   RANGE OF                            AVERAGE          AVERAGE                      AVERAGE
   EXERCISE          NUMBER           REMAINING         EXERCISE       NUMBER        EXERCISE
    PRICES         OUTSTANDING     CONTRACTUAL LIFE      PRICE       EXERCISABLE      PRICE
--------------     -----------     ----------------     --------     -----------     --------
  $0.00-$ 1.27        161,886             6.8            $ 0.96        113,955        $ 0.94
  $1.28-$ 2.53        886,843             2.9            $ 2.02        974,685        $ 2.02
  $2.54-$ 3.79        344,321             3.4            $ 3.56        381,600        $ 3.56
  $3.80-$ 5.05      1,395,809             9.4            $ 4.74         24,500        $ 3.94
  $5.06-$ 7.58        369,334             7.9            $ 5.71        179,466        $ 5.71
  $7.59-$11.36         18,290             6.6            $ 8.57          7,090        $ 8.16
 $11.37-$12.63         83,800             8.0            $11.50         26,200        $11.50

     Employees' Stock Purchase Plan

     In December 1993, the stockholders of the Company approved the adoption of the 1993 Employees' Stock Purchase Plan, which replaced the 1983 Employees' Stock Purchase Plan, which expired in December 1993. Under this plan, eligible employees may contribute up to 15% of their annual compensation for the

                                LTX CORPORATION
purchase of common stock of the Company up to $25,000 of fair market value of the stock per calendar year. The plan limits the number of shares which can be issued for any semi-annual plan period to 150,000 shares and, over the term of the plan, the Company may issue up to 1,200,000 shares. At July 31, 1997, 76,475 shares were available for future issuance under this plan.

     Other Compensation Plans

     In fiscal 1996, the Company established a Profit Sharing Bonus Plan, wherein a percentage of pretax profits are distributed semi-annually to all employees. In addition, the Company has a 401(k) Growth and Investment Program. Eligible employees may make voluntary contributions to this plan through a salary reduction contract up to the statutory limit or 15% of their annual compensation. In fiscal 1996, the Company began matching employees' voluntary contributions to the plan, up to certain prescribed limits. These Company contributions vest at a rate of 20% per year. The total charge to expense under these plans was $1,035,000 in fiscal 1997 and $2,006,000 in fiscal 1996.

9.  GEOGRAPHIC AREA INFORMATION

     The Company's operations by geographic segment for the three years ended July 31, 1997 are summarized as follows:

                                                                YEAR ENDED JULY 31,
                                                   ----------------------------------------------
                                                       1997             1996             1995
                                                   ------------     ------------     ------------
Sales to unaffiliated customers:
     North America...............................  $ 64,183,000     $ 95,086,000     $ 70,797,000
     Europe......................................    29,003,000       40,193,000       33,268,000
     Japan.......................................    15,147,000       17,461,000       21,352,000
     Rest of world (principally Pacific Rim).....    86,010,000      113,736,000       84,902,000
                                                   ------------     ------------     ------------
          Total sales to unaffiliated
            customers............................  $194,343,000     $266,476,000     $210,319,000
                                                   ============     ============     ============
Transfers between geographic areas:
     United States...............................  $ 34,826,000     $ 40,973,000     $ 81,666,000
     Europe......................................     7,772,000       10,156,000       10,966,000
     Japan.......................................       100,000          315,000          519,000
                                                   ------------     ------------     ------------
          Total transfers between geographic
            areas................................  $ 42,698,000     $ 51,444,000     $ 93,151,000
                                                   ============     ============     ============
Income (loss) from operations:
     United States...............................  $ (8,845,000)    $ 30,310,000     $  9,228,000
     Europe......................................    (4,598,000)         191,000        2,853,000
     Japan.......................................    (1,151,000)         582,000          569,000
     Eliminations................................    (1,332,000)         285,000        2,190,000
                                                   ------------     ------------     ------------
          Total income (loss) from operations....  $(15,926,000)    $ 31,368,000     $ 14,840,000
                                                   ============     ============     ============
Identifiable assets:
     United States...............................  $224,737,000     $228,187,000     $136,563,000
     Europe......................................    13,006,000       20,529,000       17,866,000
     Japan.......................................    14,199,000       14,129,000       13,296,000
     Eliminations................................   (38,396,000)     (27,526,000)     (21,808,000)
                                                   ------------     ------------     ------------
          Total identifiable assets..............  $213,546,000     $235,319,000     $145,917,000
                                                   ============     ============     ============

     Transfer prices on products sold to foreign subsidiaries are intended to produce profit margins that correspond to the subsidiary's sale and support efforts.

                                LTX CORPORATION

10.  COMMITMENTS

     The Company has operating lease commitments for certain facilities and equipment and capital lease commitments for certain equipment. Minimum lease payments net of sublease proceeds under non-cancelable leases at July 31, 1997 are as follows:

                                                                              TOTAL        TOTAL
                                                   REAL                     OPERATING     CAPITAL
                                                  ESTATE      EQUIPMENT      LEASES        LEASES
                                                -----------   ----------   -----------   ----------
Year ending July 31,
     1998.....................................  $ 4,312,000   $2,632,000   $ 6,944,000   $1,437,000
     1999.....................................    3,611,000    1,940,000     5,551,000    1,124,000
     2000.....................................    2,136,000    1,207,000     3,343,000      186,000
     2001.....................................    2,058,000      594,000     2,652,000      124,000
     2002.....................................    2,037,000      437,000     2,474,000           --
     2003 and thereafter......................   10,745,000    1,465,000    12,210,000           --
Total minimum lease payments..................  $24,899,000   $8,275,000   $33,174,000   $2,871,000
                                                ===========   ==========   ===========
Less: amount representing interest............                                             (278,000)
                                                                                         ----------
Present value of total capital leases.........                                           $2,593,000
                                                                                         ==========

     Total rental expense for fiscal 1997, 1996 and 1995 was $7,257,000, $7,993,000 and $9,611,000, respectively.

                                LTX CORPORATION
                  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               YEAR ENDING JULY 31, 1997
                                                     ----------------------------------------------
                                                       FIRST        SECOND       THIRD      FOURTH
                                                     QUARTER(1)     QUARTER     QUARTER     QUARTER
                                                     ----------     -------     -------     -------
Net sales..........................................   $ 44,666      $46,783     $49,497     $53,397
Gross profit.......................................      4,069       14,534      16,190      18,430
Net income (loss)..................................    (18,802)         381         717       1,795
Net income (loss) per share:
     Primary and fully diluted.....................      (0.53)        0.01        0.02        0.05

                                                               YEAR ENDING JULY 31, 1996
                                                     ----------------------------------------------
                                                       FIRST        SECOND       THIRD      FOURTH
                                                     QUARTER(1)     QUARTER     QUARTER     QUARTER
                                                     ----------     -------     -------     -------
Net sales..........................................   $ 62,158      $65,054     $71,979     $67,285
Gross profit.......................................     23,430       26,047      29,127      22,478
Net income.........................................      6,546        8,745      10,591       4,388
Net income per share:
     Primary and fully diluted.....................       0.19         0.23        0.28        0.12

---------------

(1) The Company took an inventory provision of $9.3 million and a product line restructuring charge of $6.7 million in its first quarter results of operations.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of LTX Corporation:

     We have audited the accompanying consolidated balance sheet of LTX Corporation and subsidiaries as of July 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended July 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LTX Corporation and subsidiaries as of July 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1997, in conformity with generally accepted accounting principles.



/S/ ARTHUR ANDERSEN LLP
Boston, Massachusetts
September 3, 1997

                         MARKET PRICES FOR COMMON STOCK

     The Company's common stock is traded on the NASDAQ National Market under the symbol "LTXX." The following table sets forth for the periods indicated the actual high and low sales prices per share of common stock, as reported on the NASDAQ National Market:

                                                                   HIGH         LOW
                                                                   ----         ---
        YEAR ENDING JULY 31, 1997
        First Quarter............................................  $ 5  3/4     $3  15/16
        Second Quarter...........................................    7  3/8      3  15/16
        Third Quarter............................................    7           4  1/8
        Fourth Quarter...........................................    7  3/4      4  7/8

        YEAR ENDING JULY 31, 1996
        First Quarter............................................  $14  1/8     $9  1/2
        Second Quarter...........................................   13  1/4      6  5/8
        Third Quarter............................................   10  3/4      7  3/8
        Fourth Quarter...........................................   11  3/8      4

     The Company has never declared or paid cash dividends on the shares of common stock and does not anticipate paying any cash dividends on the shares of common stock in the foreseeable future. The Company currently intends to retain future earnings to fund the development and growth of its business.

     As of October 1, 1997, there were approximately 1,212 stockholders of record.